Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2006 AUG 22 A 10:17

Date: 15.08.06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Comm
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.


06016231

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

dw 8/22

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Schedule of Senior Officers*	*14/08/06*	*(1)*
2.	*Immediate Report*	*14/08/06*	*(2)*
3.			
4.			
5.			
6.			
7.			
8.			
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18.			

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 14/08/06
Reference: 2006-01-074803

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***August 14, 2006***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Amir Barnea	*I.D. Number*	*003794310*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Comptroller of the Bank*
Shlomo Braun	*I.D. Number*	*054030424*	*Other: Member of the Board of Management, Senior Deputy Managing Director and*

			Head of Human Resources and Logistics
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*

Schedule 2

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 14/08/2006
Reference: 2006-01-075094

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution of the Company under Section 255 of the Companies Law

Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On July 27, 2006 the Board of Directors of the Company resolved *to approve* such actions of office holders, which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Nira Dror*	*External Director*
2	*Jay Pomrenze*	*Director*
3	*Gideon Chitayat*	*External Director*
4	*Irit Izakson*	*Director*
5	*Yakov Rozen*	*Member of Board of Management, Senior Deputy Managing Director*
6	*Hanna Pri-Zan*	*Member of Board of Management, Senior Deputy Managing Director*
7	*Barry Ben-Zeev*	*Member of Board of Management, Senior Deputy Managing Director*
8	*Pnina Dvorin*	*Director*
9	*Doron Klausner*	*Member of Board of Management, Senior Deputy Managing Director*

2. Transaction Date and Particulars Thereof:
Approval is given to the contractual relations between the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) and which were instituted before such persons became office holders of the Bank. Moreover, approval is given to the contractual relations between the Bank and the companies listed below (companies in which the spouses and/or relatives of the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties), and which were instituted before such persons became office holders of the Bank. Furthermore, it was approved that there is nothing to prevent the aforesaid office holders from carrying out their functions notwithstanding that they and/or their spouses and/or their relatives are considered to be interested parties also in other companies listed below. The continued granting of banking services was also approved for each one of the companies listed below which the Bank usually grants to its customers in the normal course of business, provided that such services are not likely to create credit

exposures and/or the granting of benefits and/or concessions not in accordance with the Bank's scale of charges. Credit transactions with these companies, if required, will receive approval in accordance with the provisions of the Bank's Articles of Association and the Companies Law.

3. The Procedures by which *the Transaction was Approved*:
   Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction*:
   The transaction and/or transactions, the operation and/or operations and the banking services which were approved are given in the normal course of the business of the Bank and in accordance with the procedures of the Bank and the scale of authorities and the procedures of the Board of Directors, and they do no harm to the good of the Bank, on the contrary.

   There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

   (In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491 and of April 21, 2005 numbered 018789 and of November 1, 2005 numbered 079336).

   Nira Dror
   Diklah Insurance Company Ltd
   H&O Ltd
   Hamei Yoav Tourism Ltd

   Jay Pomrenze
   KCS Capital
   Nikanor PLC

   Gideon Chitayat
   Delta Galil Industries Ltd

   Irit Izakson
   I.D.B. Development Ltd
   Hachevra LeIsrael Ltd
   Israel Chemicals Ltd
   Member of the Board of Trustees of the Public Committee of the Medicine Fund of the Israel Corp. Group
   Bromine Compounds Ltd

   Yacov Rozen
   Gad Gemulim

Hanna Pri-Zan
Poalim Asset Management PLC

Barry Ben-Zeen
Binad Investment Co. Ltd.
Tuval Investment Co. Ltd.

Pnina Dvorin
The Israel Electric Corp.
Edmond De Rothschild, Mutual Funds Ltd.
Aspen Real Property Ltd.
WizCom Technologies Ltd.
Shaniv Paper Industries Ltd
Giron Development & Building Ltd

Zohar Dvorin (Spouse)
Diesenhaus Unitours Atidim Ltd
Diesenhaus Unitours Haifa Ltd
Diesenhaus Unitours Carmel Ltd
Diesenhaus Unitours Atidim Ltd
D.D. Consulting & Investments Paz Ltd.
Turbo International Representatives Ltd.
Polaris International Flight Services

Doron Klausner
Toren Clalbit